Mail Stop 3010

June 3, 2010

Mr. David N. Walker
Chief Financial Officer
Maximus, Inc.
11419 Sunset Hills Road
Reston, VA 20190

> **Re: Maximus, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **File No. 1-12997**

Dear Mr. Walker:

We have reviewed your first response letter filed on May 19, 2010 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended September 30, 2009

Financial Statements

13. Shareholders' Equity, page 55

1. We note your response to prior comment three and request that you provide us with a more robust analysis of materiality related to the $2.2 million stock-based compensation charge recorded during the first quarter of fiscal 2008. In your response, please provide us with a thorough materiality analysis which is performed at the segment level and which addresses the impact to both income from continuing operations and net income. Additionally, help us to understand what you, your investors and analysts were focusing on during the earnings calls during 2007 and 2008. Please tell us if the focus was on earnings including or

excluding these "unusual and infrequently occurring items." Your response should include excerpts from your earnings calls. Finally, provide us with samples of analyst reports for 2007, 2008 and 2009 and be sure to provide samples from the quarters that were most relevant to the $2.2 million adjustment.

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Senior Staff Accountant